Exhibit (a)(4)

Airgas Employee FAQs

GENERAL

1.	What has happened? What has Airgas announced?

On February 11, 2010, Air Products commenced an unsolicited tender offer to acquire Airgas for $60.00 per share in cash.

On February 22, 2010, Airgas announced that after thorough review and consideration, its Board of Directors unanimously rejected Air Products’ unsolicited tender offer because it significantly undervalues Airgas and its future prospects and is not in the best interests of Airgas stockholders. The Board unanimously recommends that Airgas stockholders not tender their shares into Air Products’ offer.

2.	Why did the Board decide to reject Air Product’s latest offer?

The reasons for the Airgas Board’s recommendation to reject Air Products’ tender offer include:

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The offer grossly undervalues Airgas. The offer does not reflect the value inherent in Airgas’ future prospects, its extraordinary track record in creating stockholder value over its nearly 30-year history and its position as the largest and most valuable packaged gas business in the world. The Airgas Board is confident that Airgas will, consistent with its history, deliver greater value to its stockholders by executing its strategic plan than would be obtained under the offer.

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The offer and its timing are extremely opportunistic. Air Products is trying to obtain the future value of Airgas at a bargain basement price. Airgas and its stockholders are poised to realize significant benefits as the economy emerges from a deep recession, making this precisely the wrong time to sell Airgas.

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The offer is highly uncertain and any payments made to Airgas stockholders would be considerably deferred. We believe the offer is highly likely to be subject to substantial delays related to U.S. antitrust clearance. Air Products’ failure to commit to make the necessary divestitures and its failure to obtain antitrust clearance in its last attempt to acquire a major U.S. gas company heighten the concern over regulatory risk and delay.

•

The offer’s extraordinarily broad conditions render it illusory. The numerous conditions of the offer, many of which may be asserted by Air Products in its sole discretion and have low thresholds of materiality, create significant uncertainty and risk as to whether the offer can be completed and the timing for completion.

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Air Products has employed highly aggressive tactics – including deceptive statements, meritless litigation and misleading personal attacks – designed to direct attention away from the grossly undervalued and opportunistic nature of its offer. These tactics underscore the marked difference between the cultures of the two companies and the challenges Air Products would face in integrating Airgas’ operations and meeting the needs of its loyal customers.

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Air Products’ acquisition of Airgas will likely reduce value. Air Products has a poor acquisition track record, little experience relevant to Airgas’ business and a synergy plan that demonstrates its fundamental misunderstanding of our business. This is particularly concerning if Air Products again revises its offer to include stock.

3.	How did the Board go about making its decision?

The Board rejected Air Products’ unsolicited offer after a thorough review and reached its decision after careful consideration with the assistance of its independent financial and legal advisors.

Bank of America Merrill Lynch and Goldman, Sachs & Co. are serving as financial advisors, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Airgas and its Board of Directors.

4.	Will Air Products raise its price now that the Airgas Board of Directors has rejected its tender offer? How long will this process take?

It is not productive to speculate on what Air Products may or may not do next. Rather, we ask that you all maintain your dedication to your everyday responsibilities.

While there is no way to know how long this process will last, it will remain business as usual at Airgas. Please keep focused on our own growth plan and business.

5.	What should I say to customers, business partners and other stakeholders?

You should assure all of our company’s stakeholders that it is business as usual for Airgas. Our Board and management team remain as focused as ever on achieving our business objectives. You can refer them to our website for our press releases and other materials.

6.	Is there anything employees can be doing to help?

Yes. Airgas’ impressive financial and operational achievements are the result of your continued hard work and dedication. We’re counting on you, Airgas’ talented employees, to stay focused and to continue helping us deliver strong returns for our stakeholders.

7.	What effect does this announcement have on my job?

Employees should expect no change in their positions or responsibilities as a result of this announcement. We are counting on you to continue to perform your job with the same dedication, focus and excellence as always.

8.	Where can I get more information?

We will do our best to keep you updated throughout this process. You should also feel free to speak with your manager and to review the materials related to the unsolicited tender offer from Air Products that are available on www.airgas.com.

TENDER OFFER / PROXY CONTEST

9.	What is a tender offer?

A tender offer is a public offer to all of the stockholders of a company asking those stockholders to sell their stock to the party making the tender offer. Typically, a tender offer is commenced when the offeror places a summary advertisement, or ‘tombstone,’ in a major national newspaper, and the offer to purchase is printed and mailed to the target company's stockholders. A tender offer must comply with the rules and regulations of the Securities and Exchange Commission (SEC), which are quite technical.

It is important to note that Air Products will not be able to purchase any shares tendered until numerous conditions are satisfied, including a number of conditions over which the Airgas Board has control.

10.	What is a Schedule 14D-9 filing?

A Schedule 14D-9 filing is a Securities and Exchange Commission filing in response to a tender offer in which the target company makes a recommendation to its stockholders. It is, in effect, a description of the Board’s recommendation concerning the offer. The Schedule 14D-9 filing is often accompanied by a letter to stockholders letting them know of the Board’s decision and providing the background of the offer and rationale for the decision.

11.	What is a proxy fight or a proxy contest?

A proxy fight (sometimes called a proxy contest) is an effort by a third party to win stockholder votes in an election of the corporation’s directors or the vote on a proposal put before the stockholders. Typically, the vote is held at a meeting of the stockholders and is a contest between the company and the third party. The stockholders may vote either in person or by proxy. A validly executed proxy permits an eligible voter to vote without being present at the actual meeting.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.

In addition, Airgas may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Airgas. INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Airgas and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Airgas’ directors and executive officers in Airgas’ Annual Report on Form 10-K for the year ended March 31, 2009, which was filed with the SEC on June 1, 2009, and its proxy statement for the 2009 Annual Meeting, which was filed with the SEC on July 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. These statements include, but are not limited to: our having strong prospects for organic and acquisition growth in the coming years; the economy just beginning its recovery; the view that under the terms of Air Products’ proposal, our stockholders would sacrifice real value and opportunity; our belief that a combination of our two companies could destroy rather than create value; our belief that Air Products’ tender offer would be highly likely to be subject to substantial delays related to U.S. antitrust clearance; and our prospects for continued growth and stockholder value creation. We intend that such forward-looking statements be subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: adverse changes in customer buying patterns resulting from further deterioration in current economic conditions; weakening in the operating and financial performance of our customers, which can negatively impact our sales and ability to collect our accounts receivable; postponement of projects due to the recession; customer acceptance of price increases; the success of implementing and continuing our cost reduction programs; supply cost pressures; increased industry competition; our ability to successfully identify, consummate, and integrate acquisitions; our ability to achieve acquisition synergies; our continued ability to access credit markets on satisfactory terms; significant fluctuations in interest rates; increases in energy costs and other operating expenses eroding planned cost savings; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt our business and negatively impact customer relationships; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the potential for increased expenditures relating to compliance with environmental regulatory initiatives; the impact of new environmental, healthcare, tax, accounting, and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to our participation in or withdrawal from multi-employer pension plans for our union employees; the extent and duration of current recessionary trends in the U.S. economy; the effect of catastrophic events; political and economic uncertainties associated with current world events; and other factors described in Airgas’ reports, including its March 31, 2009 Form 10-K, subsequent Forms 10-Q, and other documents filed by Airgas with the SEC.